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                                                                   EXHIBIT 23.2

                           CONSENT OF KPMG AUDIT PLC

The Board of Directors
Protean plc:

We consent to the incorporation by reference in the Registration Statement on form S-3 (No. 333-45981) of United States Filter Corporation of our report dated June 12, 1997, with respect to the consolidated balance sheet of Protean plc as of March 31, 1997, and the related consolidated profit and loss account, cash flow statement, reconciliation of net cash flow to movement in net debt, statement of total recognized gains and losses, reconciliation of movements in shareholders' funds, and note of consolidated historical cost profits and losses for the year ended March 31, 1997, which appears report appears in the Form 8-K of United States Filter Corporation dated on or around May 13, 1998.

/s/ KPMG Audit plc

KPMG Audit Plc
Chartered Accountants and Registered Auditor
London
May 13, 1998